

Mail Stop 7010

September 29, 2008

Via U.S. mail and facsimile

Mr. Robert E. Rossiter
Chairman, Chief Executive Officer, and President
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

> **RE:** **Form 10-K/A for the fiscal year ended December 31, 2007**
> **Definitive Proxy Statement on Form 14A filed March 17, 2008**
> **File No. 001-11311**

Dear Mr. Rossiter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Jessica Kane, Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief